'
September 20, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated May, 6, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     Form 10-Q for Quarter ended December 31, 2009
     File No. 0-28769

Dear Mr. Reynolds:

General

Paragraph 1 - An annual meeting was held on April 30, 2010 after filing the PRE 14A on March 26, 2010 and the DEF 14A on April 14, 2010. This meeting was held under NRS paragraphs 78.310, 78.320 and 37.325. In addition it complied with Regulation 14C and Exchange Act Rule 14c-2. At this meeting all prior meetings during 2010 were superseded, the shareholders elected John Lund and Michael Black the company's Directors. The shareholders also increased the common stock authorized to 200,000,000 share, as well, as other miscellaneous items not previously addressed.

Earlier meetings were held in accordance with state law. NRS does not require notice for special meetings. The attorney that advised the company has passed away and the company is unable to ascertain his research or reasoning in the belief that the company's compliance with state law would be adequate. Regardless, the company annulled the two earlier meetings at its annual shareholder's meeting. One of the stated purposes of the annual meeting was to vote on a board of directors for the next year, since the existing board of director's term ended April 30, 2010. The board of directors consisted of Kevin Kading and John Lund, so there was no need to address Mr. Kading's removal, as his term as a director expired on April 30, 2010.

Paragraph 2 - The company has affirmed in several conversations that it will amend Form 10-K/A for 9/30/09, as well as, each of the three form 10-Qs filed in the fiscal year. The company has agreed to filing drafts of the amendments as soon as possible upon completion of the comment phase.

Paragraph 3 - The company will include an explanatory note in each amended filing concerning the nature and extent of adjustments.


Exhibits

Paragraph 4 - Exhibit 3.6 and Exhibit 3.7 will be filed with the amended Form 10 K/A.


Form 10-Q March 31, 2010.

Paragraph 5 - The company will utilize appropriate accounting rules and guidelines to record and account for note conversions These include primarily SFAS 150, FASB 133. EITF 00-25 and EITF 98-5.


Form 10-Q June 30, 2010

Condensed Consolidated Balance Sheet

Paragraph 6 - The first conversion of a note payable occurred in the first fiscal quarter of this fiscal year. The company was also notified that another note holder planned to convert its note. Accordingly the company believes that the most appropriate period to write off the prepaid financing due to note conversions would be in the first fiscal quarter.

Paragraph 7- The Company will include requested statements for June 30, 2010 and June 2009 per Regulation S-X, Rule 10-01 (c)(2).

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions.

Sincerely,



John Lund,
Chief Executive Officer


 REVISIONS

Exhibits

3.3 Employment Agreement with Mr. Yehuda Meller, Form 8K for January 16, 2006 filed January 20, 2006.

3.4 Amended Employment Agreement with Mr. Yehuda Meller, Form 8k for June 22, 2007 filed June 25, 2007.

3.5  Bridge Loan Agreement,  Form 8K January 29, 2008 filed January 30, 2008.

3.6  Bridge Loan Agreement, Dated December 29, 2009 to be filed with Form 10KA.

3.7  Settlement Agreement, Dated April 30, 2009 to be filed with Form 10KA.